SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 9)(1)

                        CONTINENTAL MATERIALS CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   211615 20 8
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 6, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 211615 20 8                13D          Page 2 of 6 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                      PF
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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  NUMBER OF        7        SOLE VOTING POWER
    SHARES
 BENEFICIALLY                     309,200*
   OWNED BY
     EACH       ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                   8        SHARED VOTING POWER

                                  -0-
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  309,200*
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  -0-
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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      309,200*
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.8%*
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      14        TYPE OF REPORTING PERSON*

                      PN
================================================================================
* Reflects shares of common stock owned as adjusted by the Reporting Persons to reflect the 1 for 50 reverse stock split and the 100 for 1 forward stock split of the Issuer.

---------------------------------           ------------------------------------
CUSIP No. 211615 20 8                13D          Page 3 of 6 Pages
---------------------------------           ------------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      WARREN LICHTENSTEIN
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
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 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      309,200*
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8        SHARED VOTING POWER

                                  - 0 -
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  309,200*
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      309,200*
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.8%*
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================
* Reflects shares of common stock owned as adjusted by the Reporting Persons to reflect the 1 for 50 reverse stock split and the 100 for 1 forward stock split of the Issuer.

---------------------------------           ------------------------------------
CUSIP No. 211615 20 8                13D          Page 4 of 6 Pages
---------------------------------           ------------------------------------


                  This  constitutes  Amendment  No.  9  ("Amendment  No.  9") to
Schedule 13D filed by the undersigned on or about August 4, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 9, the Schedule 13D, as amended, remains in full force and effect.

                  Item 3 is amended to read in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 309,200 Shares owned by Steel Partners II is $3,496,394. The Shares owned by Steel
Partners II were acquired with partnership funds.

                  Item 5 (a) is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 2,087,926 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the fiscal quarter ended April 3, 1999, as adjusted by the Reporting Persons to reflect the 1 for 50 reverse stock split and the 100 for 1 forward stock split (the "Stock Split") which occurred on June 7, 1999. As of the close of business on August 6, 1999, Steel Partners II beneficially owns 309,200 Shares of Common Stock, constituting approximately 14.8% of the Shares outstanding and Mr. Lichtenstein beneficially owns 309,200 Shares, representing approximately 14.8% of the Shares outstanding, by virtue of his authority to vote and dispose of the 309,200 Shares owned by Steel Partners II.

                  Item 5(c) is amended by adding the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 211615 20 8                13D          Page 5 of 6 Pages
---------------------------------           ------------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 10, 1999                     STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.,
                                               General Partner


                                           By: /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Warren G. Lichtenstein,
                                               Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                               WARREN G. LICHTENSTEIN

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CUSIP No. 211615 20 8                13D          Page 6 of 6 Pages
---------------------------------           ------------------------------------

                                   SCHEDULE A

                           Transactions in the Shares
                               In the Last 60 Days


  Shares of Common             Price Per                          Date of
   Stock Purchased               Share                           Purchase
   ---------------               -----                           --------
                             STEEL PARTNERS II, L.P.
                             -----------------------
       3,000                     19.59667                        6/14/99
         900                     19.57500                        6/15/99
       1,500                     19.54500                        6/16/99
         300                     19.27167                        6/23/99
         500                     19.32000                        6/25/99
         300                     19.36667                        6/29/99
         600                     19.43333                         7/7/99
         100                     19.85000                        7/13/99
         800                     19.60750                        7/23/99
       3,000                     19.46167                        7/26/99
         300                     19.74167                        7/27/99
       9,100                     19.45434                        7/30/99
         500                     19.33000                         8/4/99
       2,500                     19.42500                         8/6/99


                               WARREN LICHTENSTEIN
                                      None.